

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 8, 2009

Via U.S. mail and facsimile

Mr. James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, MA 02061-9149

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended June 30, 2009**
> **Definitive Proxy Statement on Form 14A filed April 7, 2009**
> **File No. 001-34223**

Dear Mr. Rutledge:

We have reviewed your response letter dated August 24, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. Please provide us with the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 23, 2009. These acknowledgements should be provided in writing by the company's management.

Exhibit Index

2. It appears you have not filed on EDGAR certain exhibits and schedules to the credit agreement you have filed as Exhibit 4.33 in the company's report on Form 8-K filed on

August 3, 2009. Please file the schedules and exhibits to the credit agreements. See Item 601(b)(10) of Regulation S-K. We further note that you have redacted information from an exhibit to the credit agreement filed as Exhibit 4.34A. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application. See Staff Legal Bulletin No. 1A (July 11, 2001). Please advise us in this regard.

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2008

Base Compensation, page 14

3. We note your response to comment 10 of our letter dated July 23, 2009. We note in your August 24, 2009 letter to us that your goal is to maintain base salary for named executive officers in the second quadrant of the comparable companies. Please clarify whether you benchmark or otherwise compare other elements of compensation beside base salary to comparable companies identified in your proxy statement. Finally, please disclose for each named executive officer, where actual payments fall within benchmarked targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant